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                               September 10, 2020

       Joseph Adams, Jr.
       Chairman and Chief Executive Officer
       Fortress Transportation & Infrastructure Investors LLC
       1345 Avenue of the Americas, 45th Floor
       New York, NY 10105

                                                        Re: Fortress
Transportation & Infrastructure Investors LLC
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2019
                                                            Filed February 28,
2020
                                                            Form 10-Q for the
Fiscal Quarter June 30, 2020
                                                            Filed July 31, 2020
                                                            File No. 001-37386

       Dear Mr. Adams:

             We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-Q for the Fiscal Quarter Ended June 30, 2020

       Notes to Consolidated Financial Statements
       10. Fair Value Measurements, page 22

   1.                                                   Considering the
significant decline in the Jefferson Terminal revenues for the three and six months ended June
30, 2020, please provide information for investors to assess the probability of future
goodwill impairment charges. For example, please disclose whether the reporting unit is
at risk of failing step one of the quantitative impairment test or that the fair value of your
reporting unit is substantially in excess of carrying value and is not at risk of failing step
one. If the fair value of your reporting unit is not substantially in excess of carrying
value, you should disclose:
                                                            The percentage by
which fair value exceeded carrying value at the date of the
                                                             most recent step
one test;
                                                            A detailed
description of the methods and key assumptions used and how the key
 Joseph Adams, Jr.
Fortress Transportation & Infrastructure Investors LLC
September 10, 2020
Page 2
             assumptions were determined;
               A discussion of the degree of uncertainty associated with the assumptions; and
               A description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions. Please refer to Item 303(a)(3)(ii) of Regulation S-K, which requires a description of
         known uncertainties, and Section V of SEC Release No. 34-48960.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Blaise Rhodes at 202-551-3774 or Jim Allegretto at 202-551-3849 if
you have questions.



FirstName LastNameJoseph Adams, Jr.                     Sincerely,
Comapany NameFortress Transportation & Infrastructure Investors LLC
                                                        Division of Corporation
Finance
September 10, 2020 Page 2                               Office of Trade &
Services
FirstName LastName